WISeKey Announces First Half 2023 Financial Results

Reports 39% Increase in Revenue and 69% Increase in Gross Profit

Substantial Pipeline of New Business Opportunities for All Verticals

Conference Call Scheduled for Monday, October 2 at 12:00 pm ET (6:00 pm CET)

GENEVA – September 29, 2023 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules– WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leader in cybersecurity, digital identity, and Internet of Things (IoT) solutions operating as a holding company, today announced its first half 2023 (H1 2023) financial results.

H1 2023 Key Financial Milestones

•	39% revenue growth to $15.1 million in H1 2023, as compared to $10.8 million in H1 2022.

•	69% increase in gross profit reaching $8.1 million (53.6% margin) in H1 2023 as compared to $4.8 million (44.0% margin) in H1 2022.

•	Improved profitability with operating loss decreasing by 11% from $6.6 million in H1 2022 down to $5.9 million in H1 2023, despite higher G&A expenses in relation to the spin-off of SEALSQ Corps. and its Nasdaq listing.

•	Continued investments in R&D for the development of our post-quantum chip and next generations and our new revenue streams with $2.2 million invested during H1 2023.

Outlook for the full year 2023 and beyond

In the second half of 2023, management expects revenue to remain at a similar level as H1 2023, with an anticipated full year 2023 revenue increase of over 20% compared to full year 2022.

The Group has taken several initiatives to continue growing revenue and strengthen net results. These initiatives include:

•	Enabling companies to quickly and easily get access to Device Attestation Certificates (DACs). The service is provided by INeS, our managed “PKI as a Service” platform without the necessity to invest and to deploy any hardware infrastructure. Each manufacturer using the platform can manage the security lifecycle of certificates and devices in their own dedicated, cloud-based application. We will also be offering our complete range of FIPS Certified Secure Elements with pre-provisioning of keys and DACs ready for authentication under Matter Protocol. This strong value proposition will enable smart home device manufacturers to achieve faster time to market through cost effective and simplified design processes when designing Matter compliant smart home products.

•	The use of our technology with the WISeSaT PocketQube Satellite constellation to be deployed.

•	The strengthening of our Sales and Marketing team through new distribution partnerships.

•	Investment in WISe.ART secure platform for NFT transactions and other types of online authenticated transactions.

•	The development of the QUASARS project for the next generation, post-quantum semiconductors.

•	Planned investment in new equipment to increase the production volume of semiconductors.

However, management expects 2024 to be a transition year where the focus of customer demand will shift to the next generation of semiconductor products, which is likely to impair WISeKey’s growth temporarily in 2024 before full production of the next generation semiconductor products starts in 2025/2026.

WISeKey, a prominent holding company, proudly operates through its four distinctive subsidiaries: SEALSQ Corp, WISeKey SA, WISeSat.Space, and WISe.ART. Each entity uniquely complements the vast technological portfolio of the parent company, playing a pivotal role in different technology sectors. Amidst this expansive structure, WISeKey has recently reported a promising pipeline in new opportunities for IoT semiconductors products.

Strategic Investments and Growth Plans

WISeKey envisions a roadmap of furthering investments in each of its subsidiaries. As each matures, WISeKey aims for their independent Initial Public Offerings (IPOs), all the while staying rooted in its core mission: securing the internet. The diverse business model isn’t just an expansion strategy; it’s a deliberate move to leverage the bustling cybersecurity market. By making strides in a multitude of sectors - from digital identity, blockchain, and quantum computing to space satellite technologies and NFT platforms - WISeKey ensures it remains relevant and poised for growth in the face of the Fourth Industrial Revolution.

SEALSQ: Riding the Semiconductor Wave

Of note, SEALSQ, one of its key subsidiaries generating for the moment the largest part of its revenue, recently marked its presence in May 2023 on the Nasdaq by listing its ordinary shares under the ticker “LAES”. WISeKey retains a 90% stake in SEALSQ. In a strategic move, SEALSQ has secured an initial tranche of financing in the amount of $10 million, in the form of convertible notes and warrants, which form part of a potential $20 million private placement, earmarked for boosting production facilities and fostering a new breed of quantum-ready semiconductors.

The first half of 2023 saw a significant spike in semiconductor revenue, largely propelled by the growing thirst for semiconductors/IoT products. With the looming threat of quantum computing, which challenges many modern encryption algorithms, the urgency for post-quantum semiconductors has skyrocketed. Other growth stimulants in this segment include cutting-edge technological progress, the rise of quantum-ready semiconductors, and robust government support for post-quantum cryptography research.

WISeSat.Space: The Future of Satellite Communication

Another feather in WISeKey’s cap is the WISeSat.Space subsidiary, which is keenly focusing on the burgeoning domain of space technology. With a vision to securely tether assets through satellite communication, it employs picosatellites, a move that underscores its cost-effective approach to satellite deployment.

The exploding demand for satellite technology, as evident from the traction in IoT, telecommunications, and navigation systems, heralds a promising future for WISeSat.Space. The data harvested by these satellites holds immense potential, offering invaluable insights across sectors such as agriculture, logistics, and environmental monitoring. With the capability to provide integrated solutions coupled with cybersecurity and digital identification, WISeSat.Space stands at the cusp of transforming satellite communication services.

WISeSat recently signed a strategic agreement with the Swiss Army PLD Space and Fossa Systems.

WISe.ART: Secure trading platforms

WISe.ART is focused on the thriving NFT market, and provides a secure platform for NFT transactions. Its integration with cybersecurity and blockchain technologies offers a secure environment for NFT creation, sale, and exchange, thereby positioning WISeKey to tap into a lucrative and rapidly growing market.

Entering the NFT market allows WISeKey to diversify its revenue streams and broaden its client base to include artists, collectors, and investors. WISe.ART can monetize its platform through transaction fees, authentication and verification services, and premium subscriptions.

WISeKey’s foray into the NFT market can bolster its brand as a leader in innovative digital solutions. This could enhance its appeal across other business sectors, potentially attracting more clients and driving higher revenue. Additionally, WISe.ART could act as a gateway for users to explore WISeKey’s other offerings, leading to greater adoption of its cybersecurity solutions and contributing further to its revenue diversification.

Conference Call

The company will host a conference call to review its results on Monday, October 2, at 12:00 pm ET (6:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

•	Toll-Free Dial-In Number: 877-445-9755

•	International Dial-In Number: 201-493-6744

A simultaneous webcast of the call may be accessed online via the Investor Relations section of the company’s website, https://www.wisekey.com/company/investors/.

The archived call will also be available on the Investor Relations section of the company’s website.

Management Discussion & Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of WISeKey’s financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.

Key Financial Metrics

A summary of the key performance metrics of the Group is set out in the table below:

US GAAP (Million US$)	H1 2023	H1 2022
Net sales	15.1	10.8
Gross profit	8.1	4.8
Operating income / (loss) as reported	(5.9)	(6.6)
Net income / (loss) attributable to WISeKey as reported	(7.0)	2.4

Non-GAAP (Million US$)*
EBITDA	(5.7)	(6.5)
Adjusted net income / (loss)	(6.4)	(9.3)

* See reconciliation to GAAP below

Revenue

WISeKey revenue for H1 2023 was $15.1 million, compared to $10.8 million in H1 2022, which represents a 39% increase year on year.

This 39% increase in revenue is mostly attributable to our semiconductors vertical under SEALSQ Corp. with revenue for H1 2023 of $14.8 million, compared to $10.7 million in H1 2022, due to the higher demand for semiconductors following the shortages in the industry triggered by the Covid pandemic over the last few years. However, now that the semiconductor supply chain is back to normal, we anticipate that the semiconductor industry will become more competitive.

We anticipate that the revenue increase rate over the full year 2023 will remain strong, over 20%, albeit not reaching the level of H1 2023. Our customers are initiating their transition towards our new product generation which shall bring them to tighten controls over their inventory and order processing.

Revenue by region

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America now contribute the largest part of our revenues (55%), whilst our European market remains a strong contributor with EMEA accounting for 32% of our revenue. Our focus remains on these two regions, and we continue building our sales and marketing team in these areas. In H1 2023, we also recruited an additional sales member in Taiwan with the objective of increasing our presence in Asia, as evidenced by the new Distribution Agreement with Holy Stone Enterprise Co. Ltd, a Taiwanese semiconductor distributor, announced in September 2023.

Our revenue by geographic region for the six month-period ended June 30, 2023 and 2022 is set forth in the following table:

Net sales by region	6 months ended June 30,
USD'000	2023 (unaudited)		2022 (unaudited)
North America	8,374	55%	6,937	64%
Europe, Middle East and Africa	4,773	32%	2,221	20%
Asia Pacific	1,956	13%	1,615	15%
Latin America	4	0%	67	1%
Total net sales	15,107		10,841

Strong demand for our IoT products in 2023

In 2022, the Group started the implementation of a significant investment plan to increase its semiconductor production capacity in response to customers’ expectations. We anticipate that this will support a year-on-year increase in net sales for WISeKey by over 20%.

Beyond 2023

With its WISeSat.Space subsidiary, WISeKey has started the launch of the WISeSat picosatellites constellation which will enable the direct connection of satellites to IoT devices for authentication wherever they are in the world, through secure telecommunication means even in remote, low connectivity areas. Management expects that this will lead to a new revenue stream for WISeKey. This technology allows for identification anywhere in the world and will rely on our semiconductors’ technology coupled with our authentication solutions.

SEALSQ’s R&D investment in post-quantum resistant technology is also expected to generate new revenue from next generation semiconductors starting in 2025/2026.

However, management expects 2024 to be a transition year where the focus of our semiconductor customer demand will shift to the next generation of products, which is likely to impair our IoT segment growth temporarily in 2024 before full production of the next generation products starts in 2025/2026.

Gross Profit

Our gross profit margin increased by over 9 percentage points from 44% in H1 2022 to 53.6% in H2 2023, whilst growth profit increased by a staggering 69% to $8.1 million in H1 2023, in comparison with a gross profit of $4.8 million in H1 2022. These good results are closely linked to the 39% year-on-year increase in revenue between H1 2022 and H1 2023, and our ability to update our pricing strategy to absorb the higher purchase costs caused by the shortage in semiconductor that impacted our inventory in 2022.

However, with the semiconductor supply chain back to full capacity, we expect that competitiveness will increase and our gross margin will stabilize to pre-Covid levels as semiconductor customers will no longer be willing to pay a premium to secure their order and circumvent any shortages.

Operating Results

WISeKey’s operating loss decreased by 11% from $6.6 million in H1 2022 to $5.9 million in H1 2023 despite one-off listing-related expenses of $0.4 million incurred in H1 2023 and expenses in relation to the newly created Board and management services following the listing of SEALSQ Corp. on the Nasdaq.

We expect that our operating expenses will increase in future periods as our strategy includes:

•	the strengthening of our sales and marketing team to expand our customer base both through new industries and geographically;

•	investment in our satellite-operated technology and the launch of additional WISeSat picosatellites to increase coverage and strengthen our offer of authentication solutions anywhere in the world, even in low connectivity areas;

•	a capital expenditure investment plan over five years started in 2022, aiming to increase our semiconductor production capacity; and

•	our R&D investment in relation to the QUASARS project for the next generation, post-quantum semiconductors.

Net Results

The increase in net loss from continuing operations from $6.6 million in H1 2022 to $7.1 million for H1 2023 is mainly due to the listing-related expenses of $0.4 million for the Nasdaq listing of SEALSQ as well as additional investment in technology and capital expenditure mentioned above.

Net results have switched from a net income of $0.8 million in H1 2022 to a net loss of $7.1 million in H1 2023 mainly due to the $11.8 million gain on disposal of arago GmbH disclosed for the six months ended June 30, 2022. However, the receivable for the sale of arago GmbH was fully written off as at December 31, 2022, which transformed the $11.8 gain on disposal as at June 30, 2022 into a $15 million loss on disposal as at December 31, 2022. Taking into account that write-off for the sale of arago GmbH, the net loss of $7.1 million in H1 2023 compares well to a net loss of $26.1 million in H1 2022, including $4.4 million generated by arago GmbH. With the sale of this company, WISeKey has significantly reduced its cash burn rate and fixed costs.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2023 was $14.1 million, compared to $20.7 million at December 31, 2022. The most significant sources of funding of the Group are financing facilities, customer sales and research tax credits provided by the French government.

WISeKey intends to continue its efforts to streamline its cost structure and reduce its cash burn.

Consolidated Income Statement of WISeKey International Holding Ltd

	Unaudited 6 months ended June 30,		Year-on-Year Variance
USD'000	2023	2022

Net sales	15,107	10,840	39%
Cost of sales	(6,924)	(6,305)	10%
Depreciation of production assets	(84)	240	-135%
Gross profit	8,099	4,775	70%

Other operating income	21	33	-36%
Research & development expenses	(2,151)	(1,699)	27%
Selling & marketing expenses	(3,887)	(3,556)	9%
General & administrative expenses	(7,968)	(6,156)	29%
Total operating expenses	(13,985)	(11,378)	23%
Operating loss	(5,886)	(6,603)	-11%

Non-operating income	598	2,795	-79%
Debt conversion expense	(484)	(603)	-20%
Interest and amortization of debt discount	(119)	(134)	-11%
Non-operating expenses	(896)	(2,083)	29%
Loss before income tax expense	(6,787)	(6,628)	2%

Income tax income (expense)	(322)	(1)	32100%
Net loss from continuing operations	(7,109)	(6,629)	7%

Income / (loss) on discontinued operations	-	7,379	n/a
Net loss	(7,109)	750	-1048%

Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - WISeKey International Holding Ltd

Financial Reconciliation of GAAP to non-GAAP Results (unaudited)	6 months to June 30,	6 months to June 30,
(Million US$)	2023	2022
Operating income/(loss) as reported	(5.9)	(6.6)
Non-GAAP adjustments
Depreciation expense	0.2	0.1
EBITDA	(5.7)	(6.5)

Net income/(loss) attributable to WISeKey as reported	(7.0)	2.4
Non-GAAP adjustments from continuing operations:
Depreciation expense	0.2	0.1
Listing-related professional fees	0.4	-
Gain from the divestiture of a business	-	(11.8)
Adjusted net income/(loss) attributable to WISeKey	(6.4)	(9.3)

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat.Space AG which focuses on space technology for secure satellite communication, specifically for IoT applications, and (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business (including, without limitation, estimates of business opportunities). Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.